Filed Pursuant to Rule 424(b)(3)
Registration No. 333-268622

CRESCENT PRIVATE CREDIT INCOME CORP.

SUPPLEMENT NO. 4 DATED JUNE 25, 2025

TO THE PROSPECTUS DATED APRIL 29, 2025

This prospectus supplement (“Supplement”) contains information that amends, supplements or modifies certain information contained in the accompanying prospectus of Crescent Private Credit Income Corp. (the “Fund”), dated April 29, 2025 (as amended and supplemented to date, the “Prospectus”). This Supplement is part of and should be read in conjunction with the Prospectus. Unless otherwise indicated, all other information included in the Prospectus, or any previous supplements thereto, that is not inconsistent with the information set forth in this Supplement remains unchanged. Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

Effective immediately, the Prospectus is updated as follows: (i) to revise certain disclosures in the Prospectus as set forth below; and (ii) to include the Current Report on Form 8-K filed with the Securities and Exchange Commission on June 25, 2025 (the “Form 8-K”). The Form 8-K is attached to this Supplement as Appendix A.

UPDATES TO THE PROSPECTUS

The following disclosure is added after the last sentence under “Track Record of Strong Capital Preservation” on page 6 of the Prospectus:

This philosophy has translated into what we believe to be one of the strongest track records in the private credit space. Since inception through December 31, 2024, Crescent's private credit strategies have experienced a historical annualized net loss ratio of 7 basis points.1

1 We define “net loss” as the amount by which the total value of an investment (including realized and unrealized gains or losses) is less than the amount invested. The historical annualized net loss ratio for all of Crescent's private credit strategies is based on the sum of net losses by Crescent's private credit strategies divided by the total amount invested and further divided by the number of years elapsed from the first investment.

The following disclosure is added after the last sentence under “Track Record of Strong Capital Preservation” on page 123 of the Prospectus:

This philosophy has translated into what we believe to be one of the strongest track records in the private credit space. Since inception through December 31, 2024, Crescent's private credit strategies have experienced a historical annualized net loss ratio of 7 basis points.2

2 We define “net loss” as the amount by which the total value of an investment (including realized and unrealized gains or losses) is less than the amount invested. The historical annualized net loss ratio for all of Crescent's private credit strategies is based on the sum of net losses by Crescent's private credit strategies divided by the total amount invested and further divided by the number of years elapsed from the first investment.

Please retain this Supplement with your Prospectus.

Appendix A

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of report (Date of earliest event reported) June 25, 2025

CRESCENT PRIVATE CREDIT INCOME CORP.

(Exact Name of Registrant as Specified in Charter)

Maryland	814-01599	88-4283363
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

11100 Santa Monica Blvd., Suite 2000, Los Angeles, CA		90025
(Address of Principal Executive Offices)		(Zip Code)

Registrant’s telephone number, including area code (310) 235-5900

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol	Name of each exchange on which registered

Indicate by check mark whether the registrant is an emerging growth company as defined in as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01 Other Events

June 2025 Distributions

On June 25, 2025, Crescent Private Credit Income Corp. (the “Fund”) declared regular and special distributions for its Class I common shares of common stock, par value $0.01 per share (“Class I Common Shares”), and Class S common shares of common stock, par value $0.01 per share (“Class S Common Shares”), in the amounts per share set forth below:

	Gross Distribution	Special Distribution	Shareholder Servicing and/or Distribution Fee	Net Distribution
Class I Common Shares	$0.16000	$0.06000	$-	$0.22000
Class S Common Shares	0.16000	0.06000	0.01907	0.20093

The distributions for Class I Common Shares and Class S Common Shares are payable to shareholders of record as of the open of business on June 30, 2025 and will be paid on or about July 29, 2025. The June 2025 distributions will be paid in cash or reinvested in the Class I Common Shares or Class S Common Shares, as applicable, for shareholders participating in the Fund’s distribution reinvestment plan.

Net Asset Value

The net asset value (“NAV”) per share of Class I Common Shares of the Fund as of May 31, 2025, as determined in accordance with the Fund's valuation policy, is set forth below:

NAV per share as of May 31, 2025
Class I Common Shares	$26.92
Class S Common Shares	26.92

As of May 31, 2025, the Fund’s aggregate NAV was approximately $260.5 million, the fair value of its portfolio investments was approximately $424.6 million and it had principal debt outstanding of $157.3 million, resulting in a debt to equity ratio of approximately 0.60x.

Status of Offering

The Fund is currently publicly offering on a continuous basis of up to $2.5 billion in shares of the Fund’s common stock, par value $0.01 per share (the “Common Shares”), including shares of the Fund’s Class I Common Shares, Class S Common Shares, and Class D common shares of common stock, par value $0.01 per share (the “Class D Common Shares”), pursuant to a registered offering (the “Registered Offering”).

Additionally, the Fund has sold unregistered shares as part of private offerings (the “Private Placements”) that were exempt from the registration provisions of the Securities Act of 1933, as amended, (the “Securities Act”) pursuant to Section 4(a)(2) thereof and/or Rule 506(b) or Regulation S promulgated thereunder.

The following table lists the Common Shares issued and total consideration for both the Registered Offering and the Private Placements as of the date of this filing. The table below does not include Common Shares issued through the Fund’s distribution reinvestment plan. The Fund intends to continue selling Common Shares in the Registered Offering on a monthly basis.

(dollar amounts in millions)	Common Shares issued	Total consideration
Registered Offering:
Class I	3,377,127	$90.80
Class S	1,799	0.05
Class D	—	—
Private Placements:
Class I	6,310,200	$161.72
Class S	—	—
Class D	—	—
Total:	9,689,126	$252.57

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CRESCENT PRIVATE CREDIT INCOME CORP.

June 25, 2025

	By:	/s/ Kirill Bouek
	Name:	Kirill Bouek
	Title:	Chief Financial Officer